SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UPDATES FY22 GUIDANCE
NEW RANGE OF -€350M TO -€400M (PREV. -€250M TO -€450M)

Ryanair Holdings plc today (4 April) briefed the market that it expects to report a pre-exceptional FY22 (yr. ended 31 Mar. 2022) net loss of between -€350m and -€400m (previously guided range of -€250m to -€450m).  The Ryanair Group's full-year traffic recovered strongly to over 97m (27.5m in FY21, but below pre-Covid traffic of 149m).

Ryanair's balance sheet is one of the strongest in our sector with a BBB (stable) credit rating (S&P and Fitch).  Year end (31 Mar.) net debt dropped to €1.5bn (prior year €2.3bn), and c.90% of the Group's fleet of B737 aircraft are unencumbered.

Since our last market update on 31 Jan., Ryanair has increased FY23 (yr. ended 31 Mar. 2023) fuel hedging to 80% cover (c.65% jet swaps at $630 and 15% caps at $775 per metric tonne).  Almost 10% of Ryanair's H1 FY24 fuel requirements are hedged at $760 (via jet swaps).

As this is a closed period, the Ryanair Group's next market update will be on 16 May when we release FY22 results.

ENDS

Note:
Exceptional items include unrealised mark-to-market gains on jet fuel caps.

For further information please contact:

Piaras Kelly                                         Peter Larkin
Edelman Ireland                                  Ryanair Head of Investor Relations
Tel: +353 1 592 1330                          Tel: +353-1-9451212
ryanair@edelman.com                        ryanairIR@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 April, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary